99.20

CONSENT OF MARK HAYDON

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Stawell gold mine;

2. The annual information form of the Company dated March 28 2012, which includes reference to the undersigned's name in connection with information relating to the Stawell gold mine and the properties described therein.

M. Haydon

By: Mark Haydon, AIG
Title: Geology Manager
Company: Stawell Gold Mines

Date: March 28th, 2012